# Sircles Media, Inc.
**A Delaware Corporation**

Financial Statements, Independent Auditor's Report, and
Independent Accountant's Review Report
December 31, 2022 (Audited) and 2021 (Unaudited)

# SIRCLES MEDIA, INC.

## TABLE OF CONTENTS

| | Page |
|---|---|
| Independent Auditor's Report | 1 |
| Independent Accountant's Review Report | 3 |
| Financial Statements as of December 31, 2022 (Audited) and 2021 (Unaudited) and for the years then ended: | |
| Balance Sheets | 4 |
| Statements of Operations | 5 |
| Statements of Changes in Stockholders' Deficit | 6 |
| Statements of Cash Flows | 7 |
| Notes to the Financial Statements | 8 |

To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

# INDEPENDENT AUDITOR'S REPORT

## Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit of $3,773,704 as of December 31, 2022, has sustained net losses of $1,265,533 and $1,380,763 and has negative cash flows from operations of $1,181,690 and $1,197,791 for the years ended December 31, 2022 and 2021, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

**Artesian CPA, LLC**
Denver, Colorado
October 26, 2023

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Sircles Media, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

**Artesian CPA, LLC**
Denver, Colorado
October 26, 2023

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# SIRCLES MEDIA, INC.
## Balance Sheets
## As of December 31, 2022 (Audited) and 2021 (Unaudited)

| | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 877,813 | $ 818,919 |
| Short-term investments | 775,203 | - |
| Escrow receivable | - | 464,580 |
| Due from related party | 982 | 982 |
| Prepaid expense | 33,774 | 3,371 |
| Total Current Assets | 1,687,772 | 1,287,852 |
| Non-Current Assets: | | |
| Property and equipment, net | 3,261 | - |
| Trademark | 65,000 | 65,000 |
| Total Non-Current Assets | 68,261 | 65,000 |
| TOTAL ASSETS | $ 1,756,033 | $ 1,352,852 |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| Current Liabilities: | | |
| Accounts payable and accrued liabilities | $ 47,250 | $ 49,702 |
| Deferred revenue | 40,462 | 40,462 |
| Loan payable - related party | 100 | 100 |
| Total Current Liabilities | 87,812 | 90,264 |
| Non-current Liabilities: | | |
| SAFE liability | 4,332,475 | 2,767,544 |
| Total Non-current Liabilities | 4,332,475 | 2,767,544 |
| Total Liabilities | 4,420,287 | 2,857,808 |
| Stockholders' Deficit: | | |
| Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, liquidation preference of $1,254,425 as of December 31, 2022 and 2021 | 264 | 264 |
| Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 shares issued and outstanding as of December 31, 2022 and 2021 | 860 | 860 |
| Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,997,506 shares issued and 8,847,506 shares outstanding as of December 31, 2022 and 2021 | 900 | 900 |
| Treasury stock | (7,000) | (7,000) |
| Additional paid-in capital | 1,114,491 | 1,008,256 |
| Subscription receivable | (65) | (65) |
| Accumulated deficit | (3,773,704) | (2,508,171) |
| Total Stockholders' Deficit | (2,664,254) | (1,504,956) |
| TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT | $ 1,756,033 | $ 1,352,852 |

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

# SIRCLES MEDIA, INC.
## Statements of Operations
## For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)

| | 2022 | 2021 |
|---|---|---|
| Net revenues | $ - | $ - |
| Cost of revenues | - | - |
| Gross profit | - | - |
| Operating Expenses: | | |
| Selling, general and administrative | 440,173 | 576,753 |
| Research and development | 815,795 | 726,781 |
| Total Operating Expenses | 1,255,968 | 1,303,534 |
| Loss from operations | (1,255,968) | (1,303,534) |
| Other Income/(Expense): | | |
| Gain from loan forgiveness | - | 15,895 |
| Unrealized gain from U.S. Treasury securities | 4,733 | - |
| Interest income | 587 | - |
| Interest expense | - | (480) |
| Interest expense - SAFE issuance costs | (14,885) | (92,644) |
| Total Other Income/(Expense) | (9,565) | (77,229) |
| Provision for income taxes | - | - |
| Net Loss | $ (1,265,533) | $ (1,380,763) |

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

# SIRCLES MEDIA, INC.

## Statements of Changes in Stockholders' Deficit

## For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)

| | Series Seed Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Treasury Stock | | Additional | Subscription | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Paid-in Capital | Receivable | Deficit | Deficit |
| Balance at December 31, 2020 | 2,637,010 | $ 264 | 8,600,000 | $ 860 | 8,997,506 | $ 900 | - | $ - | $ 871,131 | $ (65) | $ (1,127,408) | $ (254,318) |
| Repurchase of Class B Common Stock | - | - | - | - | (150,000) | - | 150,000 | (7,000) | - | - | - | (7,000) |
| Stock-based compensation | - | - | - | - | - | - | - | - | 137,125 | - | - | 137,125 |
| Net loss | - | - | - | - | - | - | - | - | - | - | (1,380,763) | (1,380,763) |
| Balance at December 31, 2021 | 2,637,010 | 264 | 8,600,000 | 860 | 8,847,506 | 900 | 150,000 | (7,000) | 1,008,256 | (65) | (2,508,171) | (1,504,956) |
| Stock-based compensation | - | - | - | - | - | - | - | - | 106,235 | - | - | 106,235 |
| Net loss | - | - | - | - | - | - | - | - | - | - | (1,265,533) | (1,265,533) |
| Balance at December 31, 2022 | 2,637,010 | $ 264 | 8,600,000 | $ 860 | 8,847,506 | $ 900 | 150,000 | $ (7,000) | $ 1,114,491 | $ (65) | $ (3,773,704) | $ (2,664,254) |

**SIRCLES MEDIA, INC.**
**Statements of Cash Flows**
**For the years ended December 31, 2022 (Audited) and 2021 (Unaudited)**

| | 2022 | 2021 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (1,265,533) | $ (1,380,763) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Stock-based compensation | 106,235 | 137,125 |
| Gain from loan forgiveness | - | (15,895) |
| SAFE issuance costs | 14,885 | 92,644 |
| Depreciation | 501 | - |
| Unrealized gain and accrued interest from U.S. Treasury securities | (4,923) | - |
| Changes in operating assets and liabilities: | | |
| Decrease/(increase) in due from related party | - | (982) |
| Decrease/(increase) in prepaid expense | (30,403) | (1,000) |
| Increase/(decrease) in accounts payable and accrued liabilities | (2,452) | 13,489 |
| Increase/(decrease) in accounts payable - related party | - | (42,409) |
| Net cash used in operating activities | (1,181,690) | (1,197,791) |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (3,762) | - |
| Purchase of U.S. Treasury securities | (770,280) | - |
| Net cash used in investing activities | (774,042) | - |
| **Cash flows from financing activities** | | |
| Repayment of loan payable - related party | - | (10,000) |
| Proceeds from issuance of SAFE | 2,063,140 | 974,300 |
| SAFE issuance costs | (48,514) | (59,015) |
| Repurchase of Class B Common Stock | - | (7,000) |
| Net cash provided by financing activities | 2,014,626 | 898,285 |
| Net change in cash | 58,894 | (299,506) |
| Cash at beginning of the year | 818,919 | 1,118,425 |
| Cash at end of the year | $ 877,813 | $ 818,919 |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for interest | $ - | $ 480 |
| Cash paid for income taxes | $ - | $ - |

See Independent Auditor's Report, Independent Accountant's Review Report, and accompanying notes, which are an integral part of these financial statements.

## NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which develops a mobile networking application.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2022 and 2021. As of December 31, 2022 and 2021, the Company's cash in bank balances exceeded federally insured limits by $397,495 and $434,287, respectively.

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2022 and 2021, subscription receivable presented as a contra equity account was $65.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2022 and 2021, prepaid expense was $33,774 and $3,371, respectively, which pertains to advance payment for insurance, subscription, and web hosting services from a related party.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2022 and 2021, the total cost was $3,762 and $0, respectively. Depreciation expense recognized was $501 and $0 for the years ended December 31, 2022 and 2021, respectively. The net carrying value as of December 31, 2022 was $3,261.

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2022 and 2021, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company's main revenue stream will be fees for marketing services, which will be recognized upon delivery of its service. No revenue has been earned or recognized for the years ended December 31, 2022 or 2021.

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the shareholders of the Company. Deferred revenue was $40,462 as of December 31, 2022 and 2021.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2022 and 2021 was $50,671, and $168,696, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Reclassification of Prior Period Operating Expenses

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2022 tax years remain open to examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's financial statements and disclosures as it has no long-term lease agreements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In June 2018, the FASB issued ASU 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-

based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,773,704 as of December

31, 2022, has sustained net losses of $1,265,533 and $1,380,763 and has negative cash flows from operations of $1,181,690 and $1,197,791 for the years ended December 31, 2022 and 2021, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## NOTE 4: SHORT-TERM INVESTMENTS

In September 2022, the Company purchased a U.S. Treasury bill and a U.S. Treasury note for $481,573 and $288,707, respectively, both maturing in 2023. As of December 31, 2022, the market values of the U.S Treasury bill and U.S Treasury note were $484,985 and $290,218, respectively. For the year ended December 31, 2022, the Company recognized unrealized gain amounting to $4,733 and accrued interest amounting to $190.

## NOTE 5: DEBT FINANCING AGREEMENTS

<u>SBA Paycheck Protection Program Loan</u>

On August 6, 2020, the Company applied for and received an SBA Paycheck Protection Program loan for $15,895. This loan bore interest at 0.98% per annum and was to mature 5 years from the date of first disbursement of the loan, including the deferral period of maximum of 10 months from the date of first disbursement of the loan. This loan required equal monthly payments of principal and interest after the deferment period. The loan was forgivable if certain conditions are met.

In March 2021, the loan was forgiven and the full amount was recognized as gain from loan forgiveness in the statement of operations.

<u>SAFE Liability</u>

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for automatic conversion of the SAFEs' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or

series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2020, the Company issued $1,295,035 of SAFEs. $225,035 of such were under a concurrent Regulation D offering under the same terms.

During the years ended December 31, 2022 and 2021, the Company issued $1,564,931 and $1,472,509 of SAFEs and incurred $14,885 and $92,644 of broker fees related to these offerings, respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2022 and 2021, the Company had total outstanding SAFE liability of $4,332,475 and $2,767,544, respectively. No SAFEs have been converted into equity, nor had any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

| Conversion Discount | Valuation Cap | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| 10% | $ 10,000,000 | $ - | $ - | $ 300,000 |
| 10% | 11,000,000 | - | - | 995,035 |
| 10% | 18,000,000 | - | 400,000 | - |
| 10% | 23,000,000 | 1,564,931 | 1,072,509 | - |
| | | $ 1,564,931 | $ 1,472,509 | $ 1,295,035 |

As of December 31, 2022 and 2021, $0 and $464,580, respectively, of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

## NOTE 6: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a

limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 40,000,000 shares of stock: (a) 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 21,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, all designated as Series Seed Preferred Stock.

Class A Common Stock have voting rights of 10 votes per share and Class B Common Stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2022 and 2021 was $1,254,425.

Preferred Stock

As of December 31, 2022 and 2021, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2022 and 2021, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

In 2021, the Company repurchased a total of 150,000 shares of Class B Common Stock from investors for $7,000. The cost was recorded as treasury stock.

As of December 31, 2022 and 2021, 8,847,506 shares of Class B Common Stock were outstanding and 150,000 shares held in treasury.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants

and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2022 and 2021, the Company has reserved 1,467,494 shares of Class B Common Stock for issuance under the Plan, and there were 519,197 and 809,197 shares of Class B common stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

| | Options | Weighted Average Exercise Price | Intrinsic Value |
|---|---|---|---|
| Outstanding as of December 31, 2020 | - | $ - | $ - |
| Granted | 1,058,297 | 0.48 | |
| Forfeited | (400,000) | 0.48 | |
| Outstanding as of December 31, 2021 | 658,297 | $ 0.48 | $ - |
| Granted | 435,000 | 0.48 | |
| Forfeited | (145,000) | 0.48 | |
| Outstanding as of December 31, 2022 | 948,297 | $ 0.48 | $ - |
| | | | |
| Exercisable as of December 31, 2021 | 268,297 | $ 0.48 | |
| Exercisable as of December 31, 2022 | 753,297 | $ 0.48 | |

| | 2022 | 2021 |
|---|---|---|
| Weighted average grant-date fair value of options granted during the year | $ 0.22 | $ 0.22 |
| Weighted average duration (years) to expiration of outstanding options at year-end | 8.75 | 9.34 |

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

| | 2022 | 2021 |
|---|---|---|
| Risk-free interest rate | 1.87% - 2.80% | 0.56% - 1.15% |
| Expected term (in years) | 4.90 | 5.50 |
| Expected volatilty | 50.00% | 50.00% |
| Expected dividend yield | 0.00% | 0.00% |

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 were $94,635 and $227,986, respectively. In 2021, 400,000 vested options with grant-date fair value of $82,000 expired three (3) months after the termination of service. In 2022, options granted in 2021 but having not vested as of the termination date with grant-date fair value of $33,930 were canceled. Stock-based compensation expense recognized for the years ended December 31, 2022 and 2021 was $106,235 and $137,125, respectively. The unrecognized compensation costs of $45,330 as of December 31, 2022 will be recognized as follows:

| | | |
|---|---|---|
| December 31, | | |
| 2023 | $ | 12,770 |
| 2024 | | 15,110 |
| 2025 | | 17,450 |
| | $ | 45,330 |

Stock-based compensation expense was classified in the statements of operations as follows:

| | 2022 | | 2021 | |
|---|---|---|---|---|
| Selling, general and administrative | $ | 72,535 | $ | 55,125 |
| Research and development | | 33,700 | | 82,000 |
| | $ | 106,235 | $ | 137,125 |

## NOTE 7: RELATED PARTY TRANSACTIONS

On November 8, 2020, the Company entered into a loan agreement with Tech 2U, an entity controlled by the founders of the Company, for $10,000. This loan is unsecured, bears no interest, and is payable on February 15, 2021. The Company repaid the loan in 2021.

During 2020, the Company received services from a Tech 2U employee which were charged to the Company's operating expenses. The total amount of such services for the year ended December 31, 2020 was $42,409, which all remains outstanding and due to Tech 2U and therefore has been recorded as a related party payable as of December 31, 2020. The Company repaid the full amount in 2021.

In 2022, the Company entered into an agreement with Tech 2U for a total consideration of $50,000. The Company paid the full amount in 2022. As of December 31, 2022, the contract is not yet completed hence the Company recognized $30,000 of the consideration as prepaid expense. The Company incurred expenses of $20,000 for the year ended December 31, 2022 under this agreement.

## NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,016,382 and $656,564, respectively. The following table presents the deferred tax assets by source:

| | 2022 | 2021 |
|---|---|---|
| Deferred tax asset: | | |
| Net operating loss carryforwards | $ 934,885 | $ 624,560 |
| R&D credit | 81,497 | 32,004 |
| Valuation allowance | (1,016,382) | (656,564) |
| Net deferred tax asset | $ - | $ - |

The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to calculate the deferred tax assets. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,016,382 and $656,564 were recorded as of December 31, 2022 and 2021, respectively. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,340,833 and $2,231,880, respectively.

## NOTE 10: SUBSEQUENT EVENTS

Related Party Transaction

In April 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month.

Stock Options

In September 2023, the Company granted a total of 250,000 stock options under the 2021 Stock Incentive Plan in connection with services performed for the Company. The stock options have an exercise price of $0.4757 and have a term of ten years.

Management's Evaluation

Management has evaluated subsequent events through October 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.